                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      For the Quarter Ending June 30, 1998


                                 AMDOCS LIMITED

                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands

                                   Amdoc, Inc.
                 1610 Des Peres Road, St. Louis, Missouri 63131

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           FORM 20 F    X    FORM 40 F


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                           YES                NO   X

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 1998


                                      INDEX


PART I   FINANCIAL INFORMATION

         Item 1.  Financial Statements

                           Consolidated Balance Sheets

                           Consolidated Statements of Operations
                           (Unaudited)

                           Consolidated Statements of Cash Flows
                           (Unaudited)

                           Notes to Unaudited Consolidated Financial
                           Statements

         Item 2.  Management's Discussion and Analysis of
                           Results of Operations and Financial
                           Condition

PART II  OTHER INFORMATION

         Item 2.  Changes in Securities and Use of Proceeds

         Item 6.  Exhibits and Reports on Form 8-K

         SIGNATURES

         EXHIBIT INDEX

ITEM 1.  FINANCIAL INFORMATION


                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except per share data)

                                                     September 30,                 June 30,
                                                         1997                        1998
                                                                                 (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                          $ 53,732                  $ 41,693
     Accounts receivable, including
         unbilled of $2,031 and
         $3,590, respectively                             48,565                    64,186
     Accounts receivable from related
         parties, including unbilled
         of $0 and $930, respectively                     15,393                    19,427
     Deferred income taxes                                12,532                    12,705
     Prepaid expenses and other
         current assets                                    6,161                     6,756
                                                        --------                  --------
Total current assets                                     136,383                   144,767

Equipment, vehicles and leasehold
     improvements, net                                    28,287                    39,155
Deferred income taxes                                      4,587                     8,363
Intellectual property rights                              25,982                    24,017
Other noncurrent assets                                   25,343                    21,621
                                                        --------                  --------
                                                        $220,582                  $237,923
                                                        ========                  ========

Liabilities and shareholders'
     equity (deficit)
Current liabilities:
     Accounts payable and accrued
         expenses                                       $ 30,543                  $ 43,532
     Accrued personnel costs                              23,098                    28,943
     Short-term financing
         arrangements                                      1,998                    17,470
     Unearned revenue                                     17,440                    33,511
     Notes payable to related parties                      3,268                        --
     Short-term portion of capital
         lease obligations                                 1,954                     2,340

     Deferred income taxes and income
     taxes payable                                           20,151                      20,886
                                                           --------                   ---------
Total current liabilities                                    98,452                     146,682

Long-term debt and capital lease                              7,370                     101,847
     obligations
Other noncurrent liabilities                                 20,507                      22,678


Shareholders' equity (deficit):
     Preferred Shares - authorized
         25,000 shares; pound sterling 0.01 par
         value; 0 shares issued and
         outstanding                                             --                          --
     Ordinary Shares - authorized
         550,000 shares; pound sterling 0.01 par
         value; 124,708 and 196,800
         outstanding, respectively                            1,996                       3,149
     Additional paid-in capital                             105,779                     447,597
     Unearned compensation                                       --                     (10,333)
     Accumulated deficit                                    (13,522)                   (473,697)
                                                          ---------                   ---------
Total shareholders' equity
     (deficit)                                               94,253                     (33,284)
                                                          ---------                   ---------
                                                          $ 220,582                   $ 237,923
                                                          =========                   =========

The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                      (in thousands, except per share data)

                                                   Three months ended June 30                    Nine months ended June 30

                                                   1997                  1998                    1997                    1998
Revenue:
     License                               $         6,851       $          11,322       $          15,568        $        29,741
     Service                                        70,238                  95,175                 186,547                257,322
                                           ---------------       -----------------       -----------------        ---------------
                                                    77,089                 106,497                 202,115                287,063
Operating expenses:
     Cost of license                                 1,568                   2,654                   3,880                  8,521
     Cost of service                                47,925                  60,518                 122,129                165,268
     Research and development                        4,167                   7,172                  12,178                 18,127
     Selling, general and
         administrative                             10,066                  13,332                  26,373                 36,356
                                           ---------------       -----------------       -----------------        ---------------
                                                    63,726                  83,676                 164,560                228,272
                                           ---------------       -----------------       -----------------        ---------------

Operating income                                    13,363                  22,821                  37,555                 58,791
Other expense (income), net:
     Interest expense                                  184                   9,212                     696                 23,013
     Other, net                                      (218)                     723                   (546)                (1,241)
                                           ---------------       -----------------       -----------------        ---------------
                                                      (34)                   9,935                     150                 21,772
Income before income taxes                          13,397                  12,886                  37,405                 37,019

Income tax expense                                   6,019                   6,443                  13,222                 18,510
                                           ---------------       -----------------       -----------------        ---------------

Net income                                 $         7,378          $        6,443          $       24,183           $     18,509
                                           ===============       =================       =================        ===============



Basic earnings per share                   $          0.07          $         0.04          $         0.22            $      0.13
                                           ===============       =================       =================        ===============

Diluted earnings per share                 $          0.07          $         0.04          $         0.22            $      0.13
                                           ===============       =================       =================        ===============

The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED



                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                                                    For the Nine Months Ended

                                                                                    June 30,          June 30,
                                                                                      1997              1998

Net cash provided by operating activities                                         $   27,709         $  51,269



Investing activities

    Purchase of equipment and leasehold improvements                                  (7,346)          (17,412)
                                                                                  ----------         ---------
    Net cash used in investing activities                                             (7,346)          (17,412)



Financing activities

    Net proceeds from issuance of Ordinary Shares                                          -           332,223

    Dividends paid                                                                   (18,000)         (478,684)

    Borrowings under short-term financing arrangements                               110,127           223,921

    Payments on short-term financing arrangements                                   (110,706)         (208,449)

    Payments on notes payable to related parties                                           -            (3,268)

    Net proceeds from issuance of long-term debt                                           -           357,877

    Principal payments under long-term debt and
             capital leases obligations                                                 (787)         (269,516)
                                                                                  ----------         ---------
    Net cash used in financing activities                                            (19,366)           45,896)


    Net increase (decrease) in cash and cash equivalents                                 997           (12,039)

    Cash and cash equivalents at beginning of period                                  16,083            53,732
                                                                                  ----------         ---------

    Cash and cash equivalents at end of period                                    $   17,080         $  41,693
                                                                                  ==========         =========

    Supplementary Cash Flow Information



    Interest and Income Taxes Paid                                                     For the Nine Months Ended

                                                                                       June 30,          June 30,
                                                                                         1997              1998
    Cash paid for:

        Income taxes, net of refunds                                                  $    8,800        $   21,857
        Interest                                                                             700            20,891


    Non Cash Investing and Financing Activities



    Capital lease obligations of $4,328 and $2,106 were incurred during the nine months ended June 30, 1997 and 1998, respectively, when the Company entered into lease agreements for vehicles.




The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

                         NOTES TO UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS
                      (in thousands, except per share data)

NOTE 1 - THE COMPANY

         Amdocs Limited (the "Company" or "Amdocs") and its subsidiaries provide product-driven information system solutions to major telecommunication companies in the United States and around the world.


NOTE - 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles. For further information, refer to the Company's consolidated financial statements for the year ended September 30, 1997 set forth in the Company's Registration Statement on Form F-1 filed with the Commission on June 19, 1998.

Stock Based Compensation

         The Company has elected to account for stock-based compensation in accordance with the provisions of the Accounting Principle Board's Opinion No. 25, "Accounting for Stock Issued to Employees," and to apply the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Compensation expense is recorded based on the difference between the exercise price of options granted and the market value of the underlying shares at the date of grant.

Financial Instruments

         The Company utilizes derivative financial instruments to reduce its exposure from changes in foreign exchange rates. The instruments primarily used are forward exchange contracts.

         The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The United States dollar equivalent of contractual amounts of the Company's forward exchange contracts to sell (purchase) the currencies below, at June 30, 1998, consist of the following:

                  Great Britain Pounds       21,115
                  Austrian Shillings         15,332
                  Japanese Yen                7,507
                  Australian Dollars        (44,107)
                  Other currencies           (1,031)

         Realized gains and losses on foreign exchange contracts are not material in the periods ended June 30, 1998 or 1997.

Pending Adoption of New Accounting Standard

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company plans to adopt the new Statement effective July 1, 1998. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Changes in the fair value of derivatives used for hedging purposes, depending on the nature of the hedge, will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.


         The Company estimates that the effect of its adoption of Statement 133 on the earnings of the Company will not be material.


NOTE - 3 INCOME TAXES

         The provision for income taxes for the nine month periods ended June 30, 1997 and 1998, consists of the following:

                                      1997            1998
                                    --------        --------
         Current                    $ 16,038        $ 20,260
         Deferred                     (2,816)         (1,750)
                                    --------        --------
                                    $ 13,222        $ 18,510

         The effective income tax rate varied from the statutory Guernsey tax rate as follows for the nine month periods ended June 30, 1997 and 1998:

                                                   1997          1998
                                                   ----           ---
         Statutory Guernsey tax rate                 20%           20%
         Guernsey tax-exempt status                 (20)          (20)
         Foreign taxes                               30            50
                                                    ---           ---
         Effective income tax rate                   30%           50%

         The increase in the effective income tax rate in 1998 reflects the estimated annual impact of certain expenses, primarily interest expense, incurred in a tax jurisdiction in which the Company has tax-exempt status, depriving the Company of a tax benefit which would otherwise offset tax expense incurred in other jurisdictions.

NOTE 4 - FINANCING ARRANGEMENTS

Long-term debt and capital lease obligations at June 30, 1998 consist of the following:


Notes payable to affiliates of certain
         shareholders, interest rate 10%, principal
         due September 2004                                        $   74,521

Revolving credit facility, variable interest
         rate, 8.1% at June 30, 1998, principal due
         at maturity December 2002                                     20,000

Capital lease obligations                                               9,666
                                                                   ----------

                                                                      104,187

Less current portion of capital obligations                             2,340
                                                                   ----------

                                                                   $  101,847
                                                                   ==========


NOTE 5 - STOCK OPTION PLAN

         In January 1998, the Company adopted its 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 4,100 Ordinary Shares are available to be granted to officers, directors, employees, and consultants. In January 1998, options were granted to purchase 1,651 Ordinary Shares at an exercise price of $1.92 per share with vesting over four years and an option term of 10 years. On June 19, 1998, the Company granted options for an additional 855.4 shares with vesting over 3.5 years and the same exercise price as the options granted in January 1998. In connection with the June 1998 grants, the Company recorded unearned compensation expense totaling $10,333 as a separate component of shareholders' equity for the difference between the fair market value per share at the date of grant and the exercise price of $1.92 per share. Additional Paid in Capital was increased by the same amount. The unearned compensation will be amortized ratably over the vesting period of 3.5 years.

         In May 1998, options to purchase 21 Ordinary Shares were granted to two non-employee directors at an exercise price equal to the offering price in the Company's initial public offering.

NOTE 6 - EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

                                       Three months ended June 30,           Nine months ended June 30,
                                      ----------------------------           ---------------------------
                                       1997                1998               1997                 1998
                                      --------            --------           -------             --------
         Numerator:
           Net Income                 $  7,378            $  6,443           $ 24,183            $ 18,509
                                      ========            ========           ========            ========

         Denominator:
           Denominator for
             basic
             earnings per
             share -
             weighted
             average
             shares                    107,916             181,174            107,916             145,630
           Effect of
             dilutive
             contingently
             issuable
             shares                      2,584                  --              2,584                  --
           Effective of
             dilutive
             stock options
             granted                        --               1,522                 --                 821
                                      --------            --------           --------            --------

           Denominator for
             dilutive
             earnings per
             share -
             adjusted
             weighted
             average
             shares and
             assumed
             conversions               110,500             182,696            110,500             146,451
                                      ========            ========           ========            ========

         Basic earnings per
           share                      $   0.07            $   0.04           $   0.22            $   0.13
                                      ========            ========           ========            ========

         Diluted earnings per
           share                      $   0.07            $   0.04           $   0.22            $   0.13
                                      ========            ========           ========            ========


NOTE 7 - RELATED PARTY INFORMATION

         The following includes income and expense resulting from transactions with related parties for the following periods:

                               Three months ended June 30,        Nine months ended June 30,
                               ---------------------------        --------------------------
                                 1997              1998              1997              1998
                                ------            ------            ------            ------
Revenue:
   License                     $    --           $ 2,290           $    --           $ 2,290
   Services                     26,253            19,638            75,084            62,680
                                ------            ------            ------            ------
                                26,253            21,928            75,084            64,970

Operating expenses:
   Cost of license             $ 1,568           $    --           $ 3,880           $    --
   Cost of service                 639               771             1,891             2,036
   Selling, general,
   and  admini-
   strative                         95               115               282               304
                                ------            ------            ------            ------
                                 2,302               886             6,053             2,340
                                ------            ------            ------            ------

   Interest expense            $    --           $ 1,102           $    --           $ 4,150


NOTE 8 - INITIAL PUBLIC OFFERING

         On June 19, 1998, the Company raised net proceeds of $234,190 through an initial public offering of 18,000 Ordinary Shares. On June 24, 1998 the Company used these funds to repay $183,750 principal amount of outstanding term loans incurred in December 1997 and $49,000 principal amount of the aggregate $123,500 principal amount 10% subordinated debt financing completed in January 1998.


NOTE 9 - SUBSEQUENT EVENTS

         On July 8, 1998, the Company established a $90,000 revolving line of credit with a syndicate of banks. The Company borrowed $66,000 under the line of credit to refinance its existing revolving credit facility and to repay an additional $46,000 of its subordinated debt. The new revolving line of credit bears a variable interest rate (6.5% at the establishment date). The credit agreement has various covenants that limit the Company's ability to make investments, incur debt, and dispose of property. The Company is also required to maintain certain financial ratios as defined in the agreement. As of July 31, 1998, the Company had extinguished its remaining subordinated debt with cash flows from operations.

         On July 17, 1998, pursuant to an over-allotment option granted by one of the Company's shareholders, SBC International Inc. ("SBCI"), to the underwriters involved with the Company's initial public offering, the underwriters elected to exercise their over-allotment option with respect to 1,344 non-voting Ordinary Shares held by SBCI. Consistent with the Company's Articles of Association, as a result of the transfer by SBCI of these non-voting Ordinary Shares, such non-voting Ordinary Shares converted automatically into voting Ordinary Shares.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         This report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results reflected in those forward-looking statements, as a result of various factors. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ITS FORWARD-LOOKING STATEMENTS.

OVERVIEW

         The Company's products for the telecommunications industry include customer care and billing systems ("CC&B Systems") for wireless, wireline and multiple-service or convergent network operators and service providers. Amdocs also supplies advertising and media services for directory sales and publishing systems ("Advertising and Media") to publishers of both traditional printed yellow page and white page directories and electronic directories, such as Internet, kiosk and CD-ROM directories. The Company's products are mission-critical for a customer's operations. The complexity of the process and the expertise required for system support also create opportunities for the Company to provide ongoing support, system enhancement and maintenance services.

         The Company derives its revenue principally from (i) the sale of the Company's products and related services, including license fees and customization and implementation services, and (ii) recurring revenue from ongoing maintenance, support and related services provided to the Company's customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

         License revenue is recognized concurrently as customization work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation, maintenance and support services, is also recognized as work is performed, under the percentage of completion method. Revenue related to ongoing support is recognized as work is performed. Revenue from third party hardware and software sales is recognized when systems are delivered. As a result of its percentage of completion accounting policies, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

         Since 1992, the Company has invested substantial resources to develop its information technology and to expand its family of products. As a result of significant information technology expenditures made through 1995, the Company was able to offer a full range of integrated applications for its CC&B Systems at the same time factors such as increased demand for services, deregulation, privatization and technological advancements began to transform the telecommunications industry. The Company believes that the demand for CC&B Systems will increase as the size and complexity of the telecommunications industry increases and that CC&B Systems will account for a larger share of the Company's total revenue over time.

         Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for the Company worldwide. The Company believes that it is a leading provider of Advertising and Media in most of the markets it serves. The Company believes that the demand for Advertising and Media will be favorably impacted by increased competition among international directory publishers, as well as by a broader introduction of electronic directories. However, the Company anticipates that the relative contribution of license and service fees for Advertising and Media to total revenue will decrease over time. The Company has also recently introduced a number of new products for Internet and electronic commerce applications. The Company anticipates that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

         The Company's research and development activities have historically involved the development of new software modules and product offerings in response to an identified market demand, usually in conjunction with a customer project. The Company also expends additional amounts on applied research and software development activities to keep abreast of new technologies in the telecommunications market. In the next several years, the Company intends to continue to make significant investments in its research and development activities both for CC&B Systems and Advertising and Media.

         YEAR 2000 ISSUES

         The Company has completed the planning phase of its Year 2000 compliance program, and does not anticipate that it will incur significant costs to modify its internal software or computerized systems, as substantially all of the Company's software and computerized systems are believed to be Year 2000 compliant. The Company anticipates modifying or replacing its non-compliant software or computerized systems by the end of fiscal 1999.

         The Company believes that a small number of the Company's computer products currently used by its customers are not Year 2000 compliant. The Company has accrued $3.6 million as an estimate of the costs of modifying such products. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material adverse effect on the Company's results of operations and financial condition.

         EUROPEAN MONETARY UNION CURRENCY

         The European Monetary Union currency, or the euro, will be phased in over a three-year period commencing January 1, 1999, when participating European countries will begin using the euro currency for non-cash transactions. The Company intends to offer software products that are capable of accepting the euro currency and converting from local currencies to the euro. There can be no assurance that the Company's software or software provided to the Company's customers by other vendors will ensure an errorless transition to the euro currency. The Company has accrued $2.5 million as an estimate of the costs to modify its software products to accept the euro currency. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material adverse effect on the Company's results of operations and financial condition.

         CURRENCY FLUCTUATIONS

         Approximately 85% of the Company's revenue and 60% of its operating expenses are paid in U.S. dollars or are paid in other currencies with the exchange rate linked to U.S. dollars. Other significant currencies in which the Company receives revenue or pays expenses are Australian dollars, Austrian shillings, British pounds, Israeli shekels and Japanese yen. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on the operations of the Company. As the Company expands its operations outside of the United States, its exposure to fluctuations in currency exchange rates could increase. In some cases, the Company utilizes hedging activities to mitigate such risks. At June 30, 1998, the Company had no significant unhedged monetary assets, liabilities or commitments denominated in currencies other than the U.S. dollar.

         EMPLOYEE ARRANGEMENTS

         In January 1998, the Company granted options to employees to purchase an aggregate 1,651,000 Ordinary Shares at a price of $1.92 per share, which was equivalent to the fair market value of such Ordinary Shares at such time. The Company's Board of Directors concluded that the exercise price of such options was at least equal to the fair market value at the time the options were granted. Following the Company's initial public offering in June 1998, the Company granted additional employees options for 855,400 Ordinary Shares at an exercise price of $1.92 per share, the same price at which options were granted to other employees. The Company recorded unearned compensation expense for the difference between the per share fair market value of the Ordinary Shares after the initial public offering and the exercise price of the options granted at that time, totaling $10.3 million. The aggregate compensation expense will be amortized ratably over fourteen fiscal quarters.


RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain items in the Company's consolidated statements of operations reflected as a percentage of total revenue:

                                      Three months ended June 30,            Nine months ended June 30,
                                      ---------------------------            --------------------------
                                        1997               1998               1997               1998
                                       ------             ------             ------             ------
Revenue:
    License                               8.9%              10.6%               7.7%              10.4%
    Service                              91.1               89.4               92.3               89.6
                                       ------             ------             ------             ------
                                        100.0              100.0              100.0              100.0

Operating Expenses:
   Cost of license                        2.0                2.5                1.9                3.0
   Cost of service                       62.2               56.8               60.4               57.6
   Research and development               5.4                6.7                6.0                6.3
   Selling, general, and
         administrative                  13.1               12.6               13.1               12.6
                                       ------             ------             ------             ------
                                         82.7               78.6               81.4               79.5

Operating income                         17.3               21.4               18.6               20.5

Other income (expense), net               0.0                9.4                0.1                7.7
Income tax expense                        7.7                6.0                6.5                6.4

Net income                                9.6%               6.0%              12.0%               6.4%


NINE MONTHS ENDED JUNE 30, 1998 AND 1997

         Revenue. Revenue for the nine months ended June 30, 1998 was $287.1 million, an increase of $84.9 million, or 42.0%, compared to the nine months ended June 30, 1997. License revenue increased from $15.6 million in the nine months ended June 30, 1997 to $29.7 million in the nine months ended June 30, 1998, an increase of 91.0%, and service revenue increased by $70.8 million in the first nine months of fiscal 1998. Total CC&B Systems revenue for the nine months ended June 30,1998 was $171.9 million, an increase of $59.1 million, or 52.3%, compared to the nine months ended June 30, 1997. Revenue attributable to Advertising and Media was $115.1 million for the nine months ended June 30, 1998, an increase of $25.9 million, or 29.0%, compared to the nine months ended June 30, 1997.

         In the nine months ended June 30, 1998, sales to customers in North America accounted for 54.3% of revenue and sales to customers in Europe and the rest of the world accounted for 23.4% and 22.3% of revenue, respectively.

         Cost of License. Cost of license for the nine months ended June 30, 1998 was $8.5 million, an increase of $4.6 million, or 119.6%, from cost of license for the nine months ended June 30, 1997. The increase is due to the amortization of intellectual property purchased in September 1997, partially offset by the absence of royalty payments. Cost of license includes royalty payments made by the Company to certain subsidiaries of SBC Communications Inc. in connection with the grant to the Company of licenses to use certain software jointly developed with such subsidiaries. Since the purchase of intellectual property rights from such subsidiaries in September 1997, the cost of license includes the amortization of the capitalized value of such rights.

         Cost of Service. Cost of service for the nine months ended June 30, 1998 was $165.3 million, an increase of $43.1 million, or 35.3%, from cost of service of $122.1 million for the nine months ended June 30, 1997. As a percentage of revenue, costs of service decreased to 57.6% in the nine months ended June 30, 1998 from 60.4% in the nine months ended June 30, 1997. The absolute increase in cost of service is consistent with the increase in revenue for the period, as these costs are predominately for compensation and reflect increased employment levels needed to support the growth in revenue.

         Research and Development. Research and development expense is primarily comprised of compensation expense for employees engaged in research and development activities, usually in conjunction with customer contracts. In the nine months ended June 30, 1998, research and development expense was $18.1 million, or 6.3% of revenue, compared with $12.2 million, or 6.0% of revenue, in the nine months ended June 30, 1997. The absolute increase in research and development expense in the nine months ended June 30, 1998 represents ongoing expenditures for both CC&B Systems and Advertising and Media.

         Selling, General and Administrative. Compensation is the largest component of selling, general and administrative expense. Selling, general and administrative expense increased to $36.4 million, or 12.6% of revenue, in the nine months ended June 30, 1998 from $26.4 million, or 13.1% of revenue, in the nine months ended June 30, 1997, an increase of 37.9%.

         Operating Income. Operating income in the nine months ended June 30, 1998 was $58.8 million, as compared with $37.6 million in the nine months ended June 30, 1998, an increase of 56.5%. As a percentage of revenue, operating income was 20.5% in the nine months ended June 30, 1998 as compared to 18.6% in the nine months ended June 30, 1997.

         Other Expense (Income), Net. Other expense (income), net is primarily interest expense incurred by the Company related to senior bank debt and subordinated debt, which debt was substantially repaid from the proceeds of the Company's initial public offering. In the nine months ended June 30, 1998, other income (expense), net was an expense of $21.8 million related to such debt, an increase of $21.6 million from the nine months ended June 30, 1997.

         Income Tax Expense. Income tax expense in the nine months ended June 30, 1998 was $18.5 million on income before taxes of $37.0 million. In the nine months ended June 30, 1997, income tax expense was $13.2 million on income before taxes of $37.4 million.

         The increase in the Company's effective tax rate for fiscal 1998 is attributable to the interest expense related to senior bank debt and subordinated debt. The interest expense was incurred in Guernsey, a jurisdiction in which the Company is tax-exempt, and, therefore, on a consolidated basis, the Company was not able to make use of a tax deduction related to such interest expense.

         The Company's overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates of the countries in which the Company operates and the magnitude of the activities of the Company in those countries. The Company's effective tax rate for fiscal 1998 is estimated at approximately 50%, which is higher than the historical 30% due to the incurrence of the significant interest expense in Guernsey. The Company anticipates that its effective tax rate will be positively impacted in the future by favorable tax rates in Cyprus and the significant decrease of the interest expense of the debt incurred by one of the Company's Guernsey subsidiaries.

         Net Income. The Company's net income was $18.5 million in the nine months ended June 30, 1998 compared with net income of $24.2 million in the nine months ended June 30, 1997. The decrease of $5.7 million was primarily the result of an increase in financing costs offsetting the increase in operating income.

         THREE MONTHS ENDED JUNE 30, 1998 AND 1997

         Revenue. Revenue for the three months ended June 30, 1998 was $106.5 million, an increase of $29.4 million, or 38.1%, from the third quarter of fiscal 1997. License revenue increased from $6.9 million in the three months ended June 30, 1997 to $11.3 million in the three months ended June 30, 1998, an increase of 65.3%, and service revenue increased by $24.9 million in the third quarter of fiscal 1998. Total CC&B Systems revenue for the three months ended June 30, 1998 was $70.9 million, an increase of $29.0 million, or 69.0%, from the three months ended June 30, 1997. Revenue attributable to Advertising and Media was $35.6 million for the three months ended June 30, 1998, an increase of $.4 million, or 1.3%, from the third quarter of fiscal 1997.

         In the three months ended June 30, 1998, sales to customers in North America accounted for 48.3% of revenue and sales to customers in Europe and the rest of the world accounted for 29.7% and 21.9% of revenue, respectively.

         Cost of License. Cost of license for the three months ended June 30, 1998 was $2.7 million, an increase of $1.1 million, or 69.3 %, from cost of license for the three months ended June 30, 1997. The increase is due to the amortization of intellectual property purchased in September 1997, partially offset by the absence of royalty payments.

         Cost of Service. Cost of service for the three months ended June 30, 1998 was $60.5 million, an increase of $12.6 million, or 26.3%, from cost of service of $47.9 million for the three months ended June 30, 1997. As a percentage of revenue, costs of service decreased to 56.8 % in the three months ended June 30, 1998 from 62.2% in the three months ended June 30, 1997. The increase in cost of service is consistent with the increase in revenue for the period, as these costs are predominately for compensation and reflect increased employment levels needed to support the growth in revenue.

         Research and Development. Research and development expense is primarily comprised of compensation expense for employees engaged in research and development activities, usually in conjunction with customer contracts. In the three months ended June 30, 1998, research and development expense was $7.2 million, or 6.7% of revenue, compared with $4.2 million, or 5.4% of revenue, in the three months ended June 30, 1997. The increase in research and development expense in the third quarter of fiscal 1998 represents ongoing expenditures for both CC&B Systems and Advertising and Media.

         Selling, General and Administrative. Compensation is the largest component of selling, general and administrative expense. Selling, general and administrative expense increased to $13.3 million, or 12.6% of revenue, in the three months ended June 30, 1998 from $10.1 million, or 13.1% of revenue, in the three months ended June 30, 1997, an increase of 32.4%. The absolute increase in costs is primarily attributable to increased marketing efforts for the Company's CC&B Systems.

         Operating Income. Operating income in the three months ended June 30, 1998 was $22.8 million, as compared with $13.4 million in three months ended June 30, 1997, an increase of 70.8%. As a percentage of revenue, operating income was 21.4% in the three months ended June 30, 1998 as compared to 17.3% in the three months ended June 30, 1997.

         Other Expense (Income), Net. Other expense (income), net is primarily interest expense incurred by the Company related to senior bank debt and subordinated debt issued in the first and second quarters of fiscal 1998. This debt was substantially repaid from the proceeds of the Company's initial public offering. In the three months ended June 30, 1998, other income

(expense), net was an expense of $9.9 million related to such debt.

         Income Tax Expense. Income tax expense in the three months ended June 30, 1998 was $6.4 million on income before taxes of $12.9 million. In the three months ended June 30, 1997, income tax expense was $6.0 million on income before taxes of $13.4 million. The increase in the Company's effective tax rate for the third quarter of fiscal 1998 was attributable to the interest expense related to senior bank debt and subordinated debt. The interest expense was incurred in Guernsey, a jurisdiction in which the Company is tax-exempt, and, therefore, on a consolidated basis, the Company was not able to make use of a tax deduction related to such interest expense.

         Net Income. The Company's net income was $6.4 million in the three months ended June 30, 1998 compared with net income of $7.4 million in the three months ended June 30, 1997. The decrease of $1.0 million was primarily the result of an increase in financing costs offsetting the increase in operating income.


LIQUIDITY AND CAPITAL RESOURCES

         Financing Transactions

         The Company has primarily financed its operations through cash generated from operations. Cash and cash equivalents totaled $41.7 million at June 30, 1998. Net cash provided by operating activities amounted to $51.3 million for the nine months ended June 30, 1998.

         In January 1998, the Company distributed $478.7 million in dividends to its shareholders.

         On June 19, 1998, the Company raised net proceeds of $234.2 million through an initial public offering of 18,000,000 Ordinary Shares. On June 24, 1998 the Company used these funds to repay $183.8 million principal amount of outstanding term loans incurred in December 1997 and $49.0 million principal amount of the aggregate $123.3 million principal amount 10% subordinated debt financing completed in January 1998.

         On July 8, 1998, the Company established a $90.0 million revolving line of credit with a syndicate of banks. The Company borrowed $66.0 million under the line of credit to refinance its existing revolving credit facility and to repay an additional $46.0 million of its subordinated debt. The new revolving line of credit bears a variable interest rate (6.5% at the establishment date). The credit agreement has various covenants that limit the Company's ability to make investments, incur debt, and dispose of property. The Company is also required to maintain certain financial ratios as defined in the agreement. As of July 31, 1998, the Company had extinguished its remaining subordinated debt with cash flows from operations.

         As of June 30, 1998, the Company had a shareholders' deficit of $33.3 million as a result of the internal corporate reorganization effected between September 1997 and June 1998 and the $478.7 million in dividends distributed to shareholders in January 1998. The Company believes that cash generated from operations and the Company's current lines of credit will provide sufficient resources to meet the Company's capital needs over the next several years.

         At June 30, 1998, the Company had short term revolving credit lines totaling $72.0 million, of which $37.5 million was outstanding as of June 30, 1998. As of such date, the Company had also used $4.9 million of its revolving credit facility to support outstanding letters of credit. In addition, as of June 30, 1998 the Company had long-term obligations outstanding of $7.3 million in connection with vehicle leasing arrangements.

         Net Deferred Tax Assets

         Based on management's assessment, it is more likely than not that all the net deferred tax assets at June 30, 1998 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

                                 AMDOCS LIMITED

PART II. OTHER INFORMATION

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.

Changes in Securities

         On July 17, 1998, pursuant to an over-allotment option granted by one of the Company's shareholders, SBCI, to the underwriters involved with the Company's initial public offering, the underwriters elected to exercise their over-allotment option with respect to 1,343,800 non-voting Ordinary Shares held by SBCI. Consistent with the Company's Articles of Association, as a result of the transfer by SBCI of these non-voting Ordinary Shares, such non-voting Ordinary Shares converted automatically into voting Ordinary Shares.

         Following the exercise by the underwriters of their over-allotment option, SBCI, the sole holder of non-voting Ordinary Shares, now owns 30,234,700 non-voting Ordinary Shares and 14,500,000 Ordinary Shares.

Use of Proceeds

         On June 19, 1998, the Company's Registration Statement on Form F-1 was declared effective and the Company issued 18,000,000 Ordinary Shares at a price of $14 per share, raising $252.0 million in the aggregate. The managing underwriters were Goldman, Sachs & Co. and Morgan Stanley Dean Witter.

         In connection with the offering, the Company incurred $17.8 million in registration expenses, including $15.7 million for underwriting discounts and commissions and $2.1 million for other related fees and expenses. The net proceeds of the offering, after deducting the foregoing expenses, were $234.2 million.

         On June 24, 1998 the Company used the net proceeds from its initial public offering to repay $183.8 million principal amount of outstanding term loans incurred in December 1997 and $49.0 million principal amount of the aggregate $123.5 million principal amount 10% subordinated debt financing completed in January 1998.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

(a)      Exhibits

EXHIBIT NO.            DESCRIPTION

99.1                   Amdocs Limited Press Release dated July 29, 1998.

(b) Reports on Form 8-K. No report on Form 8-K was filed by the Company during this period.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Amdocs Limited


                                       /s/  Thomas G. O'Brien
Date: August 10, 1998                   ----------------------------------------
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U.S. Representative

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION

99.1                    Amdocs Limited Press Release dated July 29, 1998.